BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTIONS FROM RESERVE REQUIREMENTS COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2015

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditor's report on supplemental information.